SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

      Transaction Statement Under Section 13(e) of the Securities Exchange
                      Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange
                                  Act of 1934

                                (Amendment No. 1)

                      U.S. TIMBERLANDS COMPANY, L.P. (Name
                                 of the Issuer)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                         U.S. Timberlands Company, L.P.
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100

                                    Copy to:

       Martin Nussbaum, Esq.                       Jesse A. Finkelstein, Esq.
      Scott M. Zimmerman Esq.                       William J. Haubert, Esq.
Swidler Berlin Shereff Friedman, LLP            Richards, Layton & Finger, P.A.
       The Chrysler Building                    One Rodney Square, P.O. Box 551
        405 Lexington Avenue                       Wilmington, Delaware 19899
      New York, New York 10174                           (302) 651-7700
           (212) 973-0111

 (Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1934.

c.    [X] A tender offer.

d.    [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
             Transaction valuation*        Amount of filing fee
                       $25,425,954         $2,339.19

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by U.S. Timberlands Acquisition Co., LLC (the "Buyer") and its affiliates, plus the number of Common Units underlying options outstanding as of such date, less the number of Common Units underlying such options that are already beneficially owned by the Buyer and its affiliates.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,237.19 on November 15, 2002; $102 on
                              January 6, 2003
      Form or Registration No.: Schedule TO-T
      Filing Parties:      U.S. Timberlands Acquisition Co., LLC
                           U.S. Timberlands Holdings Group, LLC John M. Rudey
      Date Filed: November 15, 2002; January 6, 2003

      This Amendment No. 1 amends and supplements the Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") initially filed with the Securities and Exchange Commission on January 6, 2003 by U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), of which John M. Rudey (together with Holdings and the Buyer, the "Offerors") is the controlling member, to purchase all of the outstanding common units (the "Common Units") of the Company at a purchase price of $3.00 per Common Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Buyer's Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") as amended and supplemented by the preliminary version of the Amendment and Supplement to Offer to Purchase thereto (the "Offer Supplement") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, constitute the "Offer"). The Offer to Purchase, the Letter of Transmittal and the Offer Supplement have been filed as Exhibits 99(a)(1), 99(a)(2) and 99(a)(11), respectively, to the Schedule TO filed with the Securities and Exchange Commission (the "Commission") by the Offerors, as amended by Amendment No. 1 to the Schedule TO, filed with the Commission on January 6, 2003, and Amendment No. 2 to the Schedule TO, filed with the Commission on January 17, 2003. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer.

      The information set forth in the Schedule 13E-3, the Schedule TO, the Offer to Purchase, the Offer Supplement, the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission by the Company on November 15, 2002 and Amendment No. 1 thereto filed with the Commission on January 6, 2003 and Amendment No. 2 thereto filed with the Commission on January 17, 2003, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to all items of this Schedule 13E-3.

      You should read this Amendment No. 1 to Schedule 13E-3 together with the
Schedule 13E-3 filed with the Commission on January 6, 2003.

ITEM 16. EXHIBITS. Item 16 is hereby supplemented by adding the following exhibits:

Exhibit No.                  Description
-----------                  -----------
99(a)(15)                    Amendment and Supplement to Offer to Purchase
                             (preliminary version).*

99(a)16) Amendment No. 2 to Schedule TO/13E-3 (incorporated by reference to Amendment No. 2 to the Schedule TO/13E-3 filed by the Offerors on January 17,
                             2003).

99(c)(2) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated October 10, 2002.*

99(c)(3) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated April 16, 2002.*

99(c)(4) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated January 25, 2002.*

99(c)(5) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 30, 2001.*

99(c)(6) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 20, 2001.*

99(c)(7) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated August 2, 2001.*

99(d)(2) Letter from Holdings and the Buyer to the Company, dated January 6, 2002.*

--------------------------------------------------------------------------------
* Incorporated by reference to Amendment No. 2 to the Schedule TO/13E-3 filed by the Offerors with the Commission on January 17, 2003.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  U.S. TIMBERLANDS COMPANY, L.P.

                                  By: U.S. Timberlands Services Company, L.L.C.,
                                      its general partner

                                  By:      /s/ John M. Rudey
                                     -----------------------------------------
                                  Name:  John M. Rudey
                                  Title:  Chief Executive Officer and President

Dated: January 17, 2003

                                  EXHIBIT INDEX

Exhibit No.                  Description
-----------                  -----------
99(a)(15)                    Amendment and Supplement to Offer to Purchase
                             (preliminary version).*

99(a)16) Amendment No. 2 to Schedule TO/13E-3 (incorporated by reference to Amendment No. 2 to the Schedule TO/13E-3 filed by the Offerors on January 17,
                             2003).

99(c)(2) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated October 10, 2002.*

99(c)(3) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated April 16, 2002.*

99(c)(4) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated January 25, 2002.*

99(c)(5) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 30, 2001.*

99(c)(6) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated November 20, 2001.*

99(c)(7) Materials presented by Dresdner Kleinwort Wasserstein, Inc. to the Special Committee, dated August 2, 2001.*

99(d)(2) Letter from Holdings and the Buyer to the Company, dated January 6, 2002.*

--------------------------------------------------------------------------------
* Incorporated by reference to Amendment No. 2 to the Schedule TO/13E-3 filed by the Offerors with the Commission on January 17, 2003.